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                                October 16, 2020

       Guy Zyskind
       Chief Executive Officer, Chief Technology Officer, and President
       Enigma MPC
       186 Museum Way
       San Francisco, CA 94114

                                                        Re: Enigma MPC
                                                            Form 10-12G
                                                            Filed September 18,
2020
                                                            File No. 000-56202

       Dear Mr. Zyskind:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed September 18, 2020

       General, page iii

   1. We note that here and throughout your filing that you refer to the claims process as a
                                                           rescission    or
"rescission offer." The claims process involves a notification to investors of their ability to
pursue to their statutory rights to receive the consideration paid for the security plus interest
and is not a    rescission offer    for purposes of the Securities Act of
                                                        1933, or otherwise
under the federal securities laws. Please delete the use of the term
                                                           rescission    or
"rescission offer" and instead refer to it as the    claims process
consistent
                                                        with the terms of the
settlement.
       Item 1. Business, page 1

   2. Please add a new section at the beginning of this Item that describes the claims process, including a new header
within this section identifying the Commission Order and
 Guy Zyskind
FirstName LastNameGuy Zyskind
Enigma MPC
Comapany
October 16,NameEnigma
            2020       MPC
October
Page 2 16, 2020 Page 2
FirstName LastName
         the claims process. The section should be in question-and-answer format, and at a minimum it should address the following questions:
             What is the claims process?
             Why are you engaging in the claims process?
             Who is entitled to make a claim?
             What will I receive if I make a claim?
             How is the price at which I purchased tokens determined?
             Do the tokens currently have any intrinsic value or use?
             How was the interest rate determined?
             When does the claims process terminate?
             What do I need to do if I want to participate in the claims process?
             What do I need to do if I do not want to participate in the claims process?
             What happens to my tokens if I do not participate in the claims process?
             May I participate in the claims process solely with respect to a portion of my tokens?
             Can I change my mind after I have sent in my claim form?
             When, how and in what form will payment be made?
             Who can help answer my questions and what is their contact information?

         In addition, at the end of the section please include a cross-references to the claims process disclosure beginning on page 27.
Overview, page 1

3. Please disclose each of the following, if true, in the Overview section:
             you are no longer supporting, or otherwise actively involved with, the Enigma
             Network, including Catalyst and the Enigma Data Marketplace, or the Enigma
             Protocol;
             neither the Enigma Network nor the Enigma Protocol have any current utility;
             Gamma is owned by Guy Zyskind, who owns 93.88% of your common equity and who is your sole director, chief executive officer, chief technology officer and president, and thus Gamma is your affiliate, and you and Gamma are under the common control of Mr. Zyskind;
             your registered public accounting firm expressing in their audit report substantial doubt about your ability to continue as a going concern.
4.       Please disclose the primary business activities of your affiliate
Gamma.
Secret Network, page 2

5. Please disclose why you believe the Secret Network is "the successor of the Enigma
         Protocol." In addition, please disclose why you are supporting the development of the
         Secret Network and whether you expect that your funding of the development of the
         Secret Network will generate revenue for you. Finally, please disclose whether you are providing additional support to the Secret Network beyond the financial support pursuant to the NRE Funding Agreement with Gamma.
 Guy Zyskind
FirstName LastNameGuy Zyskind
Enigma MPC
Comapany
October 16,NameEnigma
            2020       MPC
October
Page 3 16, 2020 Page 3
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6. You disclose that "validators receive gas fees in the form of additional SCRT from transactions included in the block and network rewards also paid in SCRT for ensuring the accuracy and correctness of transactions in the Secret Network." Please clarify whether these gas fees are paid by other validators, if they are part of the genesis block, if they are subsequently mined for payment, or through some other creation method. We also note your disclosure that validator nodes perform "the computation specified in the secret contract" in exchange for a payment of a SCRT gas fee. Please provide examples of the computations that have been performed on the Secret Network since the genesis block.
ENG Tokens, page 8

7.       Please revise this section as follows:
             move it so it appears before the Secret Network Community; disclose, if true, that you are no longer supporting either the
Enigma Network,
             including both the catalyst and the Enigma Data Marketplace, or the Enigma
             Protocol;
             disclose, if true, that the Enigma Tokens do not have any current utility and that you do not anticipate any future utility for them;
             disclose whether your management believes the Enigma Tokens have any current value, as well as the basis for that belief;
             explain why you decided to switch your business focus from your direct development of the Enigma Network and the Enigma Protocol to providing financial support for the development of the Secret Network.
Item 1A. Risk Factors, page 11

8. Please remove from the italicized introductory text references to investing in or buying
         ENG Tokens.
9. Please add new, separate risk factors to disclose the materials risks associated with the following:
             the restrictions on the transferability of the ENG Tokens, including the restrictions imposed by the Securities Act and similar state securities laws;
             the possibility that you may have insufficient funds to satisfy claims made under the claims process (disclosing the estimated total amount of your liability, your existing assets, including the current value of the digital assets that you hold, and your plans to address any shortfall between your assets and the liability) and the potential consequences of such shortfall, including, but not limited to, bankruptcy;
             your registered public accounting firm expressing in their audit report substantial doubt about your ability to continue as a going concern;
             the potential conflict of interests that could arise between you and Gamma as a result
              of Mr. Zyskind   s control of both companies;
             the lack of any arm   s length negotiation in your entry into your
agreements with
              Gamma, including, but not limited to, the actual conflict of interest that was created
              by Mr. Zyskind   s control of both parties to the agreements.
 Guy Zyskind
FirstName LastNameGuy Zyskind
Enigma MPC
Comapany
October 16,NameEnigma
            2020       MPC
October
Page 4 16, 2020 Page 4
FirstName LastName
The prices of blockchain assets are extremely volatile., page 11

10. Please revise this risk factor to emphasize, if true, that a significant factor detracting from the value of ENG Tokens is that you are no longer pursuing any business activities that either utilize or could potentially add value to the ENG Tokens. Holders of SCRT coins have voted to enable the Secret Network to generate additional SCRT coins..., page 15

11. Please revise the heading to this risk factor to describe the material risk to holders of ENG
         Tokens. In addition, please disclose in the risk factor whether you or any of your affiliates have supported the Community Swap by voting in its favor or otherwise taking steps to facilitate it. If such support has been provided, please revise the risk factor to eliminate any statement or implication that you are neither directly nor indirectly supporting the
         Community Swap. Please aslo provide us with your written legal analysis as to (a) why
         you believe the Community Swap should not be considered    a tender
offer or any other
         offering of securities subject to SEC or other regulation    and (b)
why you appear to
         believe the ENG Tokens can be freely exchanged by their holders for new instruments, notwithstanding that the ENG Tokens are restricted securities. Finally, please tell us whether you have any visibility into the number of ENG Tokens that have been "burnt,"
         and if you do, please tell us how many have been burnt to date.
Item 2. Financial Information
Liquidity and Capital Resources, page 22

12. We note your disclosure stating that you believe your existing cash, cash equivalents and marketable securities, together with cash provided by operations, will be sufficient to meet your needs for at least the next 12 months. Please revise to provide a more fulsome description of your sources of liquidity, if any, and plan of operations for the next 12 months considering the potentially significant cash outflows. In addition, revise to disclose all of the your required and potential cash commitments in the next 12 months, including funding commitments under the Non-recurring Engineering ("NRE") Funding
         Agreement and potential claims to initial coin offering ("ICO") purchasers, along with a discussion of any material assumptions used to estimate the ENG Token Liability.
13. Please disclose here (a) that your registered public accounting firm has expressed in their audit report substantial doubt about your ability to continue as a going concern and (b) the possibility that you may have insufficient funds to satisfy claims made under the claims process and the potential consequences of such shortfall, including, but not limited to, bankruptcy.
 Guy Zyskind
FirstName LastNameGuy Zyskind
Enigma MPC
Comapany
October 16,NameEnigma
            2020       MPC
October
Page 5 16, 2020 Page 5
FirstName LastName
Item 5. Directors and Executive Officers
Guy Zyskind, Chief Executive Officer, Chief Technology Officer, President and Director, page
24

14. Please disclose approximately what percentage of his time Mr. Zyskind devotes to the business of Enigma and clarify whether he is also currently performing services for
         Gamma. If he is performing services for Gamma, please disclose approximately what percentage of his time he spends doing so.
Item 6. Executive Compensation
Summary Compensation Table, page 25

15. Please disclose here any compensation paid to your named executive officers by your affiliate Gamma. In addition, please clarify whether the figures in the table are dollars in thousands.
Item 15. Financial Statements and Exhibits
Exhibit Index, page 33

16. Please file as exhibits (a) the form of the claims form and (b) the offering and purchase documents you used for the offer and sale of the ENG Tokens.
17. Regarding Exhibit 10.5, Non-recurring Engineering Funding Agreement between Enigma
         MPC, Inc. and Gamma Research and Development Ltd., we note the following recital in
         the agreement: "WHEREAS Funding Partner   s interest in entering this
Agreement is to
         support the creation of the technology infrastructure which would assist in enabling the
         continuity of Funding Partner   s digital assets and more broadly to
add value to the whole
         blockchain industry." Please tell us what is meant by "enabling the continuity of Funding
         Partner   s digital assets." In doing so, please identify the digital assets by name.
Notes to Consolidated Financial Statements
Note 1 - Organization and Nature of Operations
B. Settlement of U.S. Securities and Exchange Commission (   SEC   )
Administrative Proceeding,
page F-9

18. We note your disclosure here and on page F-12 stating that you recorded a liability for the
         estimated maximum claims of $24.9 million (the    ENG Token Liability
 ). Please address
         the following:

                Confirm and revise to disclose that the maximum amount of claims subject to potential refund are the full amount of proceeds raised in the ICO of $45 million;

                Tell us why you do not believe it is appropriate to recognize a liability for the full maximum claims of $45 million; and
 Guy Zyskind
FirstName LastNameGuy Zyskind
Enigma MPC
Comapany
October 16,NameEnigma
            2020       MPC
October
Page 6 16, 2020 Page 6
FirstName LastName
                Tell us how you estimated the $24.9 million liability currently recognized.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-12

19. We note your recognition of $22.3 million of revenue during the fiscal year ended
         February 28, 2019 and accounting for the Settlement Agreement as a contract modification in accordance with ASC 606-10-25-11 and 13(b). Please address the following:

                Tell us how you considered the application of hindsight in your determination that the accounting for the contract modification should not be pushed back to the date of the
              ICO in the preparation of the financial statements. As part of your response, include discussion of whether you considered the contract modification a recognized subsequent event in accordance with ASC 855-20-25-1;

                Tell us how you considered the impact of the contract modification on the transaction price. Specifically, tell us whether, along with an explanation why, you view the entire or only a portion of the proceeds raised in the ICO to be variable consideration in accordance with ASC 606-10-32-6; and

                In light of the accounting considerations in the two bullet points above, tell us why you believe recognition of revenue was appropriate by providing us with a detailed accounting analysis addressing the various recognition criteria in ASC 606-10-32-8,
              32-11, 32-12 and 25-13(b). Include in your response why you do not believe the variable consideration was constrained due to the refund offer, the uncertainty of estimating claims and/or your recognition of a cumulative catch-up adjustment to revenue due to the contract modification.
Note 5 - Digital Assets, page F-17

20. We note that you recognized gains from impairment reversals in the amounts of $4.3 million, $3.3 million and $336 thousand during the three months ended May 31, 2019, fiscal year ended February 29, 2020 and three months ended May 31, 2020, respectively.
         Please provide us with your accounting analysis, with reference to authoritative literature, supporting your treatment, recognition and measurement of impairment reversals during the respective periods presented. In addition, tell us how this accounting treatment is consistent with your policy disclosure on page F-17, where you state that the Company will only recognize decreases in the value of its Ether and Bitcoin, and any increase in value will be recognized upon disposition.
Note 10 - Related Party Transactions, page F-24

21. We note your disclosure of entering into a NRE Funding Agreement on September 1,
         2020, along with your receipt of 10,000,000 SCRT Tokens, with an agreement effective
 Guy Zyskind
Enigma MPC
October 16, 2020
Page 7
         date of January 1, 2020. Please address the following:

                Tell us and explain if any of the activities relating to the NRE Funding Agreement
              (e.g., receipt of tokens or accrual of funding payments) are reflected in the financial statements presented;

                Revise to include a subsequent events footnote, including disclosure of this agreement and any other material subsequent events in accordance with ASC 855;
              and

                We note that the Company recognized $686 thousand in fiscal year 2019 and $1,029 thousand in the three months ended May 31, 2020. Revise to clarify the nature of the activities, agreements and platforms being developed that these expenses relate to. In addition, tell us how they reconcile to the amounts you disclose as payments to
              Gamma for R&D on page 20 during each period presented.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Klein at (202) 551-3847 or Hugh West at (202) 551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Dietrich King at (202) 551-8071 with any other questions.



FirstName LastNameGuy Zyskind                                   Sincerely,
Comapany NameEnigma MPC
                                                                Division of
Corporation Finance
October 16, 2020 Page 7                                         Office of
Finance
FirstName LastName